SECURITIES AND EXCHANGE COMMISSION
			Washington, D. C. 20549

			     Schedule 13G

	       Under the Securities Exchange Act of 1934

			   (Amendment No. 5)

			FOREST OIL CORPORATION
	       __________________________________________
			   (Name of Issuer)

	       Class B Stock, par value $ .10 per share
	       __________________________________________
		    (Title of Class of Securities)

			     346091-30-9
	       __________________________________________
			    (CUSIP Number)

	       Check the following blank if a fee is being paid with
	       this statement.   ______

     CUSIP NO. 346091-30-9
	       ___________
_________________________________________________________________________
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification                    John C. Dorn
     Nos. of Above Persons                       Soc. Sec. ###-##-####
_________________________________________________________________________
2)   Check the Appropriate Box                 (a)
     if a Member of a Group                    (b)        X
     (See Instructions)
_________________________________________________________________________
3)   SEC Use Only
_________________________________________________________________________
4)   Citizenship or Place
     of Organization                            United States of America
_________________________________________________________________________
 Number of            (5) Sole Voting Power                0
 Shares Bene-         (6) Shared Voting              ______________
   ficially               Power                      Not applicable
 Owned by             (7) Sole Dispositive           ______________
 Each Report-             Power                            0
   ing Person         (8) Shared Dispositive         ______________
 With                     Power                      Not applicable
_________________________________________________________________________
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                        0
_________________________________________________________________________
10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)                       Not applicable
_________________________________________________________________________
11)  Percent of Class Represented
     by Amount in Row 9                                    0%
_________________________________________________________________________
12)  Type of Reporting Person (See
     Instructions)                                         IN
_________________________________________________________________________

THIS FILING CONSISTS OF THREE PAGES.

Item 1(a) Name of Issuer:  Forest Oil Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

				  78 Main Street
				  Bradford, PA  16701

Item 2(a) Name of Person Filing:  John C. Dorn

Item 2(b) Address or Principal Business Office or, if none, Residence:

				  78 Main Street
				 Bradford, PA  16701

Item 2(c) Citizenship:  United States of America

Item 2(d) Title of Class of Securities:  Class B Stock, par value $.10
										per share

Item 2(e) CUSIP Number:  346091-30-9

Item 3    Statement filed pursuant to Rules 13d-1(b), or 13d-2(b):

				 Not applicable

Item 4    Ownership.

	  (a) Amount Beneficially Owned: 0 shares as of December 31, 1993
	  (b) Percent of Class: 0%
	  (c) Number of shares as to which such person has:
	    (i) sole power to vote or to direct the vote--0
	   (ii) shared power to vote or to direct the vote--Not applicable
	  (iii) sole power to dispose or to direct the disposition of--0
	   (iv) shared power to dispose or to direct the disposition of--
		    Not applicable

Item 5    Ownership of Five Percent or Less of a Class.

	       If this statement is being filed to
	       report the fact that as of the date
	       hereof the reporting person has
	       ceased to be the beneficial owner of
	       more than five percent of the class
	       of securities, check the following  ( X ).*

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

				  Not applicable

*Due to the reclassification of each share of Forest Oil Corporation's Class B Stock into 1.1 shares of Common Stock, pursuant to shareholder approval on May 14, 1993, the Class B Stock has ceased to exist.


Item 7    Identification and Classification of the Subsidiary
	    Which Acquired the Security Being Reported on
		 By the Parent Holding Company.

			      Not applicable

Item 8    Identification and Classification of Members of the Group.

				  Not applicable

Item 9    Notice of Dissolution of Group.

				  Not applicable

Item 10   Certification.

				  Not applicable


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 1, 1994                /s/ John C. Dorn
      ________________              ___________________
							       John C. Dorn